EXHIBIT 21

SUBSIDIARIES OF HOOPER HOLMES, INC.

Subsidiary Name	State of Incorporation	Business Name

Hooper Evaluations, Inc.	New York	D & D Associates, Michigan Evaluation Services (“MEG”)

Hooper Information Services, Inc.	New Jersey	Hooper Information Services, Inc.

Mid-America Agency Services, Incorporated	Nebraska	Mid-America Agency Services, Incorporated

TEG Enterprises, Inc.	Nebraska	TEG Enterprises, Inc.